# FORM 4

## UNITED STATES SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

### STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) | |
|---|---|---|---|---|
| Cronin, Jr., Edmund B. | Pepco Holdings, Inc.  (POM) | | X    Director | ____ 10% Owner |
| (Last)          (First)          (Middle) | 3. IRS Identification Number of Reporting Person, if an entity (voluntary) | 4. Statement for Month/Day/Year  April 1, 2003 | ____ Officer (give title below) | ____ Other (specify below) |
| Pepco Holdings, Inc. 701 Ninth Street, NW | | 5. If Amendment, Date of Original (Month/Day/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line) X    Form filed by One Reporting Person ____ Form filed by More than One Reporting Person | |
| (Street)  Washington, DC  20068 | | | | |

### Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| Common Stock | | | | | | | | 1,227 | D | |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

\* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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**(Over)**

**SEC 1474 (9-02)**

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3A. Deemed Execution Date, If Any (Month/Day/Year) | 4. Transaction Code (Instr. 8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Phantom Stock (1) | (2) | 4/01/03 | | A | | 479.805214 | | (2) | NA | Common Stock | 479.805214 | (1) | | | |
| Phantom Stock (3) | (2) | 3/31/03 | | A | V | 162.373241 | | (2) | NA | Common Stock | 162.373241 | (1) | 12,025.501517 | D | |
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Explanation of Responses:

    (1)   Acquired in consideration for services, with the number of shares of phantom stock calculated by dividing the amount of meeting fees and/or retainer payable ($1,250 per meeting or that portion of the annual retainer of $30,000 which the director elected to receive in phantom stock) by the market price of the PHI shares at the close of business two business days before the meeting or retainer payment date, respectively.  At least one-half of the retainer is required to be paid in common stock or phantom stock.

    (2)   Phantom stock on a date specified or to be specified by the participant is settled in cash in an amount equal to the market price of the PHI common stock on the settlement date.

    (3)   When a dividend is paid on the PHI Common Stock, the Phantom Stock equivalent balance is credited with additional phantom stock based on the number of shares that could be purchased with the cash amount of the dividend at the then current market price.

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**  Intentional misstatements or omissions of facts constitute Federal Crime Violations.
    *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.  If space is insufficient,
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Edmund B. Cronin, Jr. by Ellen Sheriff Rogers, Attorney in Fact         4/02/03
                    **Signature of Reporting Person                                      Date